OMB APPROVAL
                                        OMB Number:    3235-0145
                                        Expires: October 31, 1994
                                        Estimated average
                                        burden hours per
                                        form . . . . . . . .14.90

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                       CVB Financial Corp.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           126600 10 5
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12660 10 5                         Page 2 of 8 Pages

                          SCHEDULE 13G


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               George A. Borba
               ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /_/
                                                          (b) /_/

        NOT A MEMBER OF A GROUP

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

               5    SOLE VOTING POWER
NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            1,250,779
EACH
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON              0
WITH
               8    SHARED DISPOSITIVE POWER
                    1,250,779

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                    1,281,029<F1>
[FN]
        <F1>   Includes 30,250 shares which Mr. Borba has a right
               to acquire beneficial ownership of within 60 days after 12/31/94.

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                       /_/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               17.4%

12      TYPE OF REPORTING PERSON*

               IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                            Page 3 of 8 Pages

Item 1.

               (a)  Name of Issuer:

                         CVB Financial Corp.

               (b)  Address of Issuer's Principal
                    Executive Offices:

                    Amendment No. 1 dated February 5, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 4 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

Item 2(a)           Name of Person Filing:

                         George A. Borba

Item 2(b)           Address of Principal Business
                    Office or, if none, Residence:

                    Amendment No. 1 dated February 5, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 4 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

                    Amendment No. 6 dated February 7, 1992
                         7955 Eucalyptus
                         Chino, CA  91710

Item 2(c)           Citizenship:

                         U.S.A.

Item 2(d)           Title of Class of Securities:

                         Common Stock

                                            Page 4 of 8 Pages

Item 2(e)           CUSIP Number:

                         126600 10 5

Item 3.             If Statement is Filed Pursuant to Rule
                    13d-1(b), or 13d-2(b):

                         Not applicable.

Item 4.             Ownership:

                    Amendment No. 1 dated February 5, 1982

                    (a)  Amount beneficially owned:   145,357<F1>
                         Percent of class:                  16.4%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote               0

                         (ii)  Shared power to vote or
                               to direct the vote         145,357

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                               0

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                         145,357
[FN]
        <F1>   Did not include 9,555 shares held by Mr. Borba as
               custodian for his five children as to which Mr.
               Borba disclaimed beneficial ownership.

                    Amendment No. 2 dated February 1, 1983

                    (a)  Amount beneficially owned:       154,912
                         Percent of class:                  17.5%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote               0

                         (ii)  Shared power to vote or
                               to direct the vote         154,912

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                               0

                                            Page 5 of 8 Pages

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                         154,912

                    Amendment No. 3 dated February 6, 1987

                    (a)  Amount beneficially owned:       213,003
                         Percent of class:                  17.5%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote               0

                         (ii)  Shared power to vote or
                               to direct the vote         213,003

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                               0

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                         213,003

                    Amendment No. 4 dated February 4, 1988

                    (a)  Amount beneficially owned:       268,128
                         Percent of class:                  17.6%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote       1,875<F1>

                         (ii)  Shared power to vote or
                               to direct the vote         266,253

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                       1,875<F1>

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                         266,253

[FN]
        <F1>   Stock Option shares which Mr. Borba had a right to
               acquire within 60 days after 12/31/87.

                                            Page 6 of 8 Pages

                    Amendment No. 5 dated April 19, 1989

                    (a)  Amount beneficially owned:       405,004
                         Percent of class:                 17.45%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote       5,625<F1>

                         (ii)  Shared power to vote or
                               to direct the vote         399,379

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                           5,625

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                         399,379
[FN]
        <F1>   Vested portion of stock options not exercised.

                    Amendment No. 6 dated February 7, 1992

                    (a)  Amount beneficially owned:     1,038,802
                         Percent of class:               17.58%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote      40,156<F1>

                         (ii)  Shared power to vote or
                               to direct the vote     998,646<F2>

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                      40,156<F1>

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                     998,646<F2>

        <F1>   Included 35,156 and 5,0000 options which Mr. Borba
               had the right to acquire within 60 days after January 15, 1992 by the exercise of stock options vested pursuant to the Company's 1981 Stock Option Plan and 1991 Stock Option Plan, respectively.

                                            Page 7 of 8 Pages

        <F2>   Included 998,546 shares held by George Borba and
               Delores Borba, trustees of the revocable George Borba Family Trust. Also included 100 shares held by Mr. Borba's son as to which he disclaimed beneficial ownership.


                    Amendment No. 7 dated February 13, 1995

                    (a)  Amount beneficially owned: 1,281,029<F1>
                         Percent of class:               17.49%

                    (b)  Number of shares as to which
                         such person has:

                         (i)   Sole power to vote or
                               to direct the vote               0

                         (ii)  Shared power to vote or
                               to direct the vote       1,250,779

                         (iii) Sole power to dispose of
                               or direct the disposition
                               of                               0

                         (iv)  Shared power to dispose
                               of or direct disposition
                               of                       1,250,779
[FN]
        <F1>   Includes 30,250 shares which Mr. Borba has the
               right to acquire within 60 days after 12/31/94.

Item 5.        Ownership of Five Percent or Less of Class:

                    Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf
               Another Person:

                    Not applicable.

Item 7.        Identification of Classification of the Subsidiary
               Which Acquired the Security Being Reported on by the Parent Holdings Company:

                    Not applicable.

                                            Page 8 of 8 Pages

Item 8. Identification and Classification of Members of the Group:

                    Not applicable.

Item 9.        Notice of Dissolution of Group:

                    Not applicable.

Item 10.       Certification:

                    Not applicable.


                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 13, 1995
                                       DATE



                                     By: George A. Borba
                                         George A. Borba
                                         Director